Exhibit 99.1

20 December 2018

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Midatech Announces Q-Sphera™ Microsphere Technology Partnership

- Collaboration agreed with major regional pharmaceutical company

- Midatech’s leading technology will be used in development and evaluation with a key clinical program

- Further validates Q-Sphera™ sustained release drug delivery technology

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, today announces an agreement with a major regional corporation (“the Partner”), in which the Partner will evaluate Midatech’s Q-Sphera™ microsphere sustained release technology for use with the Partner’s materials.

Under the collaboration agreement, the Partner will conduct a feasibility program using Midatech’s Q-Sphera™ technology. No financial terms have been disclosed.

The agreement follows the positive clinical ‘proof-of-concept’ in August this year for Q-Sphera™ as a sustained release drug platform in the MTD201 first-in-human study. This study was a key inflection and validation point for both the Q-Sphera™ technology, as well as its application in a therapeutic product MTD201 for carcinoid cancer and acromegaly.

Q-Sphera™ is the next generation micro-encapsulation and polymer-depot sustained release (SR) drug delivery platform developed by Midatech using a novel and disruptive printing-based process, with significant and distinct advantages over conventional technologies. From a manufacturing perspective Q-Sphera™ is an improved precise, scalable, efficient, and environmentally friendly microparticle manufacturing platform. From a clinical profile perspective it ensures homogenous microparticles that release active drug compounds into the body in a linear, well controlled and predictable manner over an extended period of time. Finally, from a convenience perspective Q-Sphera allows simpler and quicker reconstitution, improved injectability and less painful injections due to the smaller needle size required.

The global controlled release market size is in the order of $32bn, and the current market for sustained release microsphere products is approximately $6bn pa1 which includes blockbuster drugs for oncology, hormonal disorders, autoimmune diseases, various mental health disorders, alcohol/ drug dependence and pain management.

Commenting on the announcement, Dr Craig Cook, Chief Executive Office of Midatech Pharma, said: “We are delighted to announce this partnership with a leading global pharmaceutical corporation. This marks another important step in the development of our impressive Q-Sphera™ technology, after the positive clinical ‘proof of concept’ first-in-human study earlier this year in carcinoid cancer and acromegaly. Together with partnerships such as the one being announced we are focused on increasing our traction in the sustained delivery market, where we hope to establish Q-Sphera as the leading platform. Our innovative sustained release technology has the potential to improve the efficacy, safety and convenience of existing drugs by enabling improved clinical release profiles of drugs. We look forward to the results of this feasibility collaboration, as well as further developing the platform and working with this partner and others looking to capture a share of the multibillion dollar market for sustained release treatments.”

1 Transparency; Grandview; GlobalData Research

- Ends -

 For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. i. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.